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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-01447

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *January 1, 2014* (MM/DD/YY) AND ENDING *December 31, 2014* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	**Missouri**	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Stephen J. Bushmann, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	***New York***	***NY***	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mc 3/10

AFFIRMATION

I, Stephen J. Bushmann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stifel, Nicolaus & Company, Incorporated, as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors, which are classified as brokerage clients (debits $461,730 and credits $14,515).

Signature

Chief Financial Officer

Title

Notary Public

CHERYL PANNIER
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11385557
My Commission Expires Oct 13, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Operations
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Unconsolidated Computation of Net Capital
- ☒ (h) Unconsolidated Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Schedule of Proprietary Accounts of Brokers Reserve Requirement
- ☒ (j) Information relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (k) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (m) An Oath or Affirmation
- ☒ (n) A copy of the SIPC Supplemental Report (under separate cover)
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Stifel, Nicolaus & Company, Incorporated
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Stephen J. Bushmann
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2000

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition

As of December 31, 2014

Statement of Financial Condition **Pages**

Report of Independent Registered Public Accounting Firm

The Board of Directors
Stifel, Nicolaus & Company, Incorporated

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Stifel, Nicolaus & Company, Incorporated at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 28, 2015

STIFEL, NICOLAUS & COMPANY, INCORPORATED
Consolidated Statement of Financial Condition
December 31, 2014

(in thousands, except share and per share amounts)		
Assets		
Cash and cash equivalents	$	185,924
Cash segregated for regulatory purposes		49,639
Receivables:		
Brokerage clients, net		483,887
Brokers, dealers and clearing organizations		627,707
Securities purchased under agreements to resell		55,078
Financial instruments owned, at fair value (includes securities pledged of $398,226)		739,477
Investments, at fair value		77,642
Due from Parent and affiliates		33,364
Deferred tax assets, net		113,107
Loans and advances to financial advisors and other employees, net		180,214
Goodwill and intangible assets, net		312,282
Other assets		129,518
Total assets	**$**	**2,987,839**
Liabilities and stockholder's equity		
Short-term borrowings	$	240,000
Payables:		
Brokerage clients		352,703
Brokers, dealers and clearing organizations		14,023
Drafts		75,192
Securities sold under agreements to repurchase		39,180
Financial instruments sold, but not yet purchased, at fair value		500,996
Accrued compensation		235,901
Accounts payable and accrued expenses		124,192
Due to Parent and affiliates		163,195
		1,745,382
Liabilities subordinated to claims of general creditors		35,000
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		838,236
Retained earnings		369,220
		1,207,457
Total liabilities and stockholder's equity	**$**	**2,987,839**

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel"), is principally engaged in brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. We have offices throughout the United States. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). We are a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. ("FINRA").

On April 1, 2013, the Parent acquired RMG Asset Management Group ("RMG"), which oversees more than $1 billion in client assets. RMG was integrated with Stifel Nicolaus immediately after the acquisition. At the time of the integration, the Parent contributed the assets of RMG to Stifel Nicolaus.

Basis of Presentation

The consolidated statement of financial condition includes Stifel Nicolaus and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments; accrual for contingencies; fair value of goodwill and intangible assets; provision for income taxes and related tax reserves; and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel Nicolaus and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities, we evaluate whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests.

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics, such as the ability to influence the decision-making relative to the entity's activities and how the entity is financed. With the exception of entities eligible for the deferral codified in Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2010-10, "Consolidation: Amendments for Certain Investment Funds," ("ASU 2010-10") (generally asset managers and investment companies), ASC 810 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that have both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

Entities meeting the deferral provision defined by ASU 2010-10 are evaluated under the historical VIE guidance. Under the historical guidance, a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. Where a qualitative analysis is not conclusive, we perform a quantitative analysis. We reassess our initial evaluation of an entity as a VIE and our initial determination of whether we are the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See Note 17 for additional information on variable interest entities.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider money market mutual funds and highly liquid investments with original maturities of three months or less that are not segregated to be cash equivalents. Due to the short-term nature of these instruments, carrying value approximates their fair value.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2014.

Brokerage Client Receivables, net

Brokerage client receivables, primarily consisting of amounts due on cash and margin transactions collateralized by securities owned by clients, are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are collateralized by U.S. government agency securities. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, investments and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated financial statements, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement*" which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our financial instruments are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our inventory and represent the acquiring and disposing of debt or equity instruments for our benefit and not for resale to our customers.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. We have elected July 31 as our annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 6 for further discussion.

Loans and Advances

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial situation.

Legal Loss Allowances

We record loss allowances related to legal proceedings resulting from lawsuits and arbitrations, which arise from our business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that the ultimate resolution of certain of these claims will result in losses to our company. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with counsel, management, based on its understanding of the facts, accrues what they consider appropriate to provide loss allowances for certain claims, which is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the consolidated statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 16 for further information regarding income taxes.

Recently Adopted Accounting Guidance

Repurchase Agreements

In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-11, "Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures," ("ASU 2014-11") amending FASB Accounting Standards Codification Topic 860, "Transfers and Servicing." The amended guidance changes the accounting for repurchase-to-maturity transactions and repurchase financing arrangements. The guidance also requires new disclosures for certain transfers accounted for as sales and collateral supporting transactions that are accounted for as secured borrowings. ASU 2014-11 is effective for annual and interim periods beginning after December 15, 2014, except for the disclosures related to secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The adoption of ASU 2014-11 is not expected to have a material impact on the Company's financial position, but may impact the Company's disclosures.

Consolidation

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"). ASU 2015-02 amends ASC 810 through targeted changes to the consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitization structures. It is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. We are currently evaluating the impact of the amended guidance on our consolidated statement of financial condition.

NOTE 3 – Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2014, included *(in thousands)*:

Deposits paid for securities borrowed	$	445,542
Receivable from clearing organizations		174,712
Securities failed to deliver		7,453
	$	**627,707**

Amounts payable to brokers, dealers and clearing organizations at December 31, 2014, included *(in thousands)*:

Securities failed to receive	$	7,365
Deposits received from securities loaned		4,215
Payable to clearing organizations		2,443
	$	**14,023**

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, investments and financial instruments sold, but not yet purchased.

The following describes the valuation techniques and key inputs used to measure fair value on a recurring basis:

Cash Equivalents

Cash equivalents highly liquid investments with original maturities of three months or less. Due to their short-term nature, the carrying amount of these instruments approximates the estimated fair value. Actively traded money market funds are measured at their net asset value, which approximates fair value. As such, we classify the estimated fair value of these instruments as Level 1.

Financial Instruments Owned

When available, the fair value of financial instruments are based on quoted prices (unadjusted) in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices (unadjusted), such as equity securities listed in active markets, fixed income securities, and U.S. government securities.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include U.S. government securities, U.S. government agency securities, mortgage-backed securities, corporate fixed income securities infrequently traded, equity securities not actively traded, and state and municipal obligations.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include mortgage-backed securities and equity securities with unobservable pricing inputs. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Equity securities and mutual funds are valued based on quoted prices (unadjusted) in active markets and reported in Level 1. Investments in non-public companies, partnership interests with unobservable inputs and auction-rate securities ("ARS") for which the market has been dislocated and largely ceased to function are reported as Level 3 assets.

ARS represent securities in less liquid markets requiring significant management assumptions when determining fair value. Due to the lack of a robust secondary auction-rate securities market with active fair value indicators, fair value for all periods presented was determined using an income approach based on an internally developed discounted cash flow model. The unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment.

Other investments include our limited partnership interests in investment partnerships and direct investments in non-public companies. The net assets of investment partnerships consist primarily of investments in non-marketable securities. The value of these investments is at risk to changes in equity markets, general economic conditions, and a variety of other factors. We estimate fair value for private equity investments based on our percentage ownership in the net asset value of the entire fund, as reported by the fund or on behalf of the fund, after indication that the fund adheres to applicable fair value measurement guidance. For those funds where the net asset value is not reported by the fund, we derive the fair value of the fund by estimating the fair value of each underlying investment in the fund. In addition to using qualitative information about each underlying investment, as provided by the fund, we give consideration to information pertinent to the specific nature of the debt or equity investment, such as relevant market conditions, offering prices, operating results, financial conditions, exit strategy, and other qualitative information, as available. The lack of an independent source to validate fair value estimates, including the impact of future capital calls and transfer restrictions, is an inherent limitation in the valuation process.

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Financial instruments sold but not yet purchased include highly liquid instruments with quoted prices such as U.S. government securities, mortgage-backed securities, fixed income securities, and equity securities listed in active markets.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include U.S. government agency securities, mortgage-backed securities, and fixed income securities not actively traded.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2014 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 12	$ 12	$ —	$ —
Financial instruments owned:				
U.S. government securities	58,992	58,992	—	—
U.S. government agency securities	101,439	—	101,439	—
Mortgage-backed securities:				
Agency	159,057	—	159,057	—
Non-agency	13,366	189	12,371	806
Corporate securities:				
Fixed income securities	243,916	75,236	168,680	—
Equity securities	32,457	31,225	88	1,144
State and municipal securities	130,250	—	130,250	—
Total financial instruments owned	739,477	165,642	571,885	1,950
Investments:				
Corporate equity securities	4,171	4,171	—	—
Mutual funds	18,144	18,144	—	—
Auction rate securities:				
Equity securities	46,147	—	—	46,147
Municipal securities	1,326	—	—	1,326
Other	7,854	—	6	7,848
Total investments	77,642	22,315	6	55,321
	$ 817,131	$ 187,969	$ 571,891	$ 57,271
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 146,592	$ 146,592	$ —	$ —
U.S. government agency securities	10,029	—	10,029	—
Mortgage-backed securities:				
Agency	28,067	—	28,067	—
Non-agency	4,557	401	4,156	—
Corporate securities:				
Fixed income securities	293,007	17,116	275,891	—
Equity securities	18,744	18,744	—	—
Total financial instruments sold, but not yet purchased	$ 500,996	$ 182,853	$ 318,143	$ —

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2014 *(in thousands)*:

	Financial Instruments Owned		Investments		
	Mortgage-backed securities – Non-agency	Equity Securities	Auction-Rate Securities – Equity	Auction-Rate Securities – Municipal	Other
Balance at January 1, 2014	$ 2,039	$ 241	$ 56,643	$ 10,939	$ 7,734
Unrealized gains/(losses) [(1)]	(591)	(494)	604	688	193
Realized gains/(losses) [(1)]	(1,234)	4,965	—	—	(5)
Purchases	2,209	1,394	25	1,650	52
Sales	(1,490)	(5,205)	(1,725)	(10,324)	—
Redemptions	(132)	—	(9,400)	(1,627)	(126)
Transfers:					
Into Level 3	5	243	—	—	—
Net change	(1,233)	903	(10,496)	(9,613)	114
Balance at December 31, 2014	$ 806	$ 1,144	$ 46,147	$ 1,326	$ 7,848

The results included in the table above are only a component of the overall investment strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities. The changes to our company's Level 3 classified instruments during the year ended December 31, 2014 were principally a result of: sales and redemptions of ARS at par and sales of equity and mortgage-backed securities, offset by purchases of mortgage-backed securities and equity securities, and realized and unrealized gains, net.

Transfers Within the Fair Value Hierarchy

We assess our financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were $15.0 million of transfers of financial assets from Level 2 to Level 1 during the year ended December 31, 2014 primarily related to tax-exempt and equity securities for which market trades were observed that provided transparency into the valuation of these assets. There were $11.5 million of transfers of financial assets from Level 1 to Level 2 during the year ended December 31, 2014 primarily related to tax-exempt and equity securities for which there were low volumes of recent trade activity observed. There were $0.2 million of transfers of financial assets into Level 3 from Level 2 during the year ended December 31, 2014 primarily related to equity securities for which there were low volumes of recent trade activity observed.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in our company's Level 3 recurring fair value measurements as of December 31, 2014.

	Valuation technique	Unobservable input	Range	Weighted average
Investments:				
Auction rate securities:				
Equity securities	Discounted cash flow	Discount rate	2.2% – 13.2%	5.9%
		Workout period	1 – 3 years	2.3 years
Municipal securities	Discounted cash flow	Discount rate	0.5% – 8.6%	6.7%
		Workout period	1 – 4 years	2.9 years

The fair value of certain Level 3 assets was determined using various methodologies as appropriate, including third-party pricing vendors, broker quotes and market and income approaches. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment and other analytical procedures.

The fair value for our auction-rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and our company's own redemption experience. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an on-going basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Financial Instruments Not Measured at Fair Value

There are certain financial instruments included in our consolidated statement of financial condition that are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. These financial assets and liabilities include: cash and cash equivalents, cash segregated for regulatory purposes, receivable from brokerage clients, receivables from brokers, dealers, and clearing organizations, securities purchased under agreements to resell, payables from brokerage clients, payables from brokers, dealers, and clearing organizations, securities sold under agreements to repurchase, and liabilities subordinated to the claims of general creditors.

NOTE 5 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and financial instruments sold, but not yet purchased at December 31, 2014 are as follows *(in thousands)*:

Financial instruments owned:	
U.S. government securities	$ 58,992
U.S. government agency securities	101,439
Mortgage-backed securities:	
Agency	159,057
Non-agency	13,366
Corporate securities:	
Fixed income securities	243,916
Equity securities	32,457
State and municipal securities	130,250
	$ 739,477
Financial instruments sold, but not yet purchased:	
U.S. government securities	$ 146,592
U.S. government agency securities	10,029
Mortgage-backed securities:	
Agency	28,067
Non-agency	4,557
Corporate securities:	
Fixed income securities	293,007
Equity securities	18,744
	$ 500,996

At December 31, 2014, financial instruments owned in the amount of $398.2 million were pledged as collateral for our repurchase agreements and short-term borrowings.

Financial instruments sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – Goodwill and Intangible Assets

We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is an operating segment or one level below an operating segment. Our annual goodwill impairment testing was completed as of July 31, 2014, with no impairment identified.

The carrying amount of goodwill and intangible assets is presented in the following table *(in thousands)*:

Goodwill		
Balance at January 1, 2014	$	290,910
Net additions		1,630
Balance at December 31, 2014	$	292,540
Intangible assets		
Balance at January 1, 2014	$	21,984
Additions		1,670
Amortization of intangible assets		(3,912)
Balance at December 31, 2014	$	19,742

The additions to goodwill during the year ended December 31, 2014 are primarily attributable to the acquisition of RMG, which was competed on April 1, 2013. We recognized a liability of $3.3 million for estimated earn-out payment. In addition, we recorded identifiable intangible assets, which consisted of customer relationships, trade name, and non-compete agreements with acquisition-date fair values of $0.9 million, $0.7 million, and $0.1 million, respectively.

Intangible assets subject to amortization as of December 31, 2014 were as follows *(in thousands)*:

	Gross carrying value	Accumulated Amortization	Net
Customer relationships	$ 36,716	$ 23,241	$ 13,475
Trade name	10,342	4,083	6,259
Non-compete agreements	70	62	8
	$ 47,128	$ 27,386	$ 19,742

The weighted-average remaining lives of the following intangible assets at December 31, 2014 are: customer relationships 4.2 years; trade name 10.2 years; and non-compete agreements 0.3 years.

NOTE 7 – Short-Term Borrowings

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition. Our uncommitted secured lines of credit at December 31, 2014 totaled $780.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing was $414.9 million during the year ended December 31, 2014. There are no compensating balance requirements under these arrangements.

During 2014, we entered into a Credit Agreement, as amended, (the "Agreement") with Stifel Bank and Trust ("Stifel Bank"), a wholly-owned subsidiary of the Parent. Under the terms of the Agreement, Stifel Bank is providing our company with a $95.0 million revolving credit facility. The credit facility expires in September 2015. The borrowings are secured with company-owned securities pledged as collateral. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the Eurocurrency Rate plus 1.50%. See note 15 for further discussion of our related party transactions.

At December 31, 2014, we have an intercompany loan with the Parent of $145.0 million, at a rate of 4.25%. See note 15 for further discussion of our related party transactions.

At December 31, 2014, short-term borrowings were $240.0 million at an average rate of 2.95%, which were collateralized by company-owned securities valued at $400.2 million. The average bank borrowing was $213.5 million for the year ended December 31, 2014 at a weighted average daily interest rate of 2.31%.

The average outstanding securities lending arrangements utilized in financing activities was $45.8 million for the year ended December 31, 2014 at a weighted average daily effective interest rate of 0.17%. Customer-owned securities were utilized in these arrangements.

NOTE 8 – Liabilities Subordinated to Claims of General Creditors

In September 2010, FINRA approved our amended $35.0 million subordinated loan agreement with the Parent and its inclusion in our net capital computation. The loan is callable on September 30, 2035 and bears interest at a floating rate equal to three-month LIBOR plus 1.70% per annum. At December 31, 2014, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $17.9 million.

NOTE 9 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets that are subject to offset as of December 31, 2014 *(in thousands)*:

				Gross amounts not offset in the Statement of Financial Condition		
	Gross amounts of recognized assets	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Financial instruments	Collateral received	Net amount
Securities borrowing [(1)]	$ 445,542	$ —	$ 445,542	$ —	$ (431,301)	$ 14,241
Reverse repurchase agreements [(2)]	55,078	$ —	55,078	—	(54,955)	123
	$ 500,620	$ —	$ 500,620	$ —	$ (486,256)	$ 14,364

(1) Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations on the consolidated statement of financial condition. See Note 3 in the notes to our consolidated statement of financial condition for additional information on receivables from brokers, dealers, and clearing organizations.

(2) Collateral received includes securities received by our company from the counterparty. These securities are not included on the consolidated statement of financial condition unless there is an event of default.

The following table provides information about financial liabilities that are subject to offset as of December 31, 2014 *(in thousands)*:

	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition: Financial instruments	Collateral pledged	Net amount
Securities lending (3)	$ (4,215)	$ —	$ (4,215)	$ —	$ 3,892	$ (323)
Repurchase agreements (4)	(39,180)	—	(39,180)	—	39,089	(91)
	$ (43,395)	$ —	$ (43,395)	$ —	$ 42,981	$ (414)

(3) Securities lending transactions are included in payables to from brokers, dealers, and clearing organizations on the consolidated statement of financial condition. See Note 3 in the notes to our consolidated statement of financial condition for additional information on payables to brokers, dealers, and clearing organizations.

(4) Collateral pledged includes the fair value of securities pledged by our company to the counter party. These securities are included on the consolidated statements of financial condition unless we default.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset on the consolidated statement of financial condition, these transactions are included in the preceding table.

NOTE 10 – Commitments, Guarantees and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2014, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, we pledged customer-owned securities valued at $62.3 million to satisfy the minimum margin deposit requirement at December 31, 2014.

In connection with margin deposit requirements of the National Securities Clearing Corporation, we deposited $23.2 million in cash to satisfy the minimum margin deposit requirement at December 31, 2014.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2014, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Operating leases

We have non-cancelable operating leases for office space and equipment. Future minimum commitments under these operating leases at December 31, 2014 are as follows *(in thousands)*:

2015	$	66,430
2016		62,067
2017		53,812
2018		48,794
2019		44,520
Thereafter		162,781
	$	438,404

Note 11 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against the company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matters described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position. However, resolution of one or more of these matters may have a material effect on our results in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

SEC/Wisconsin Lawsuit

The SEC filed a civil lawsuit against our company in U.S. District Court for the Eastern District of Wisconsin on August 10, 2011. The action arises out of our role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDOs"). This lawsuit relates to the same transactions that are the subject of the civil lawsuit filed by the school districts noted below. The SEC has asserted claims under Section 15c(1)(A), Section 10b and Rule 10b-5 of the Exchange Act and Sections 17a(1), 17a(2) and 17a(3) of the Securities Act. The claims are based upon both alleged misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs. We have denied the substantive allegations of the SEC complaint, as amended, and asserted various affirmative defenses. The parties are currently taking written discovery and depositions, with all discovery scheduled to close in April 2015. After close of discovery, we anticipate the District Court will set the case for trial. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to the SEC's lawsuit and intend to vigorously defend the SEC's claims.

Wisconsin School Districts/RBC OPEB lawsuit

We were named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin (the "Wisconsin State Court") on September 29, 2008. The lawsuit was filed against our company, The Parent, as well as Royal Bank of Canada Europe Ltd. and certain of its affiliates ("RBC") by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts (collectively the "Plaintiffs"). This lawsuit relates to the same transactions that are the subject of the SEC action noted above. We entered into a settlement of the Plaintiffs' lawsuit against our company and The Parent in March 2012. The school districts are continuing their lawsuit against RBC, and we are pursuing claims against RBC to recover payments we have made to the school districts and for amounts owed to the OPEB trusts. Subsequent to the settlement, RBC asserted claims against the school districts, our company and The Parent for fraud, negligent misrepresentation, strict liability misrepresentation and information negligently provided for the guidance of others based upon our role in connection with the school districts' purchase of the CDOs. RBC has also asserted claims against Stifel for civil conspiracy and conspiracy to injure its business based upon the settlement by Stifel with the school districts and pursuit of claims against RBC. We have filed our Answer, denying RBC's claims, and discovery continues in the case. We believe we have meritorious legal and factual defenses to the claims asserted by RBC and we intend to vigorously defend those claims.

EDC Bond Issuance Matter

In January 2008, our company was the initial purchaser of a $50.0 million bond offering under Rule 144A by the Lake of the Torches Economic Development Corporation ("EDC") which is associated with Lac Du Flambeau Band of Lake Superior Chippewa Indians (together with EDC, the "Tribe"). We then sold all of the bonds to LDF Acquisition LLC, a special purpose vehicle created by Saybrook Tax Exempt Investors LLC (collectively, "Saybrook"), with Wells Fargo Bank, NA ("Wells Fargo") as the indenture trustee for the bonds. In 2009 Saybrook and Wells Fargo brought an action in a Wisconsin federal court against the Tribe to enforce the bonds (the "2009 federal action"). The Wisconsin federal court declared, in relevant part, the Bond Indenture to be void ab initio, and the Seventh Circuit Court of Appeals affirmed but remanded the case for further proceedings as to enforceability of the other bond documents. In April 2012 Saybrook dismissed the 2009 federal action.

On January 16, 2012, Saybrook filed a new action in Wisconsin state court (the "State Action"), naming as defendants our company, the Parent, the Tribe, and the law firm of Godfrey & Kahn, S.C. ("G&K"), which served as both issuer's and bond counsel. Saybrook seeks enforcement of the obligations under the bonds, a judgment for rescission, restitution (including the amounts paid by Saybrook for the bonds), and costs. Alternatively, if Saybrook fails to recover from the Tribe, Saybrook seeks to recover damages, costs and attorneys' fees from us and/or G&K. In the State Action, Saybrook asserts a claim against our company for fraud under the Wisconsin Uniform Securities Law, and with respect to our company, claims for breaches of implied warranties of validity and title, securities fraud and statutory misrepresentation under Wisconsin state law, and intentional and negligent misrepresentations relating to the validity of the bond documents and their sovereign immunity waivers. Saybrook also asserts claims against us for rescission based on alleged misrepresentation or mutual mistake.

We have answered the Complaint in the State Action, denying the claims, and filed cross claims against the Tribe and G&K. The Tribe moved to dismiss our cross claim, but on November 6, 2014 the court denied that motion. The Tribe also moved to dismiss Saybrook's claims against them on the grounds that the state court does not have jurisdiction over them due to assertions that they have sovereign immunity from suit. On October 23, 2014 the state court denied the Tribe's motion to dismiss Saybrook's claims against the Tribe. The Tribe filed a petition for leave to appeal the non-final orders denying their motions to dismiss Stifel's cross-claims and Saybrook's claims. On January 30, 2015, the Wisconsin Court of Appeals denied the Tribe's petition, thereby allowing the State Action to move forward against the Tribe. Additionally, G&K filed a cross-claim against us seeking contribution and alleging that if G&K is found negligent then we too must have been negligent. We have answered G&K's cross-claim, denying those allegations. Additionally, G&K filed a third party complaint against Dentons US LLP. Written discovery is on-going between all the parties in the State Action.

Additionally, on April 25, 2013, the Tribe filed a suit against Saybrook, our company, The Parent, G&K, and Wells Fargo in the Lac du Flambeau Tribal Court, seeking a declaration that all of the bond documents are void (the "Tribal Action"). Our motion to dismiss the Tribal Action was denied, and on August 27, 2013 we filed an Answer, denying the claims.

In response to the Tribal Action, on May 24, 2013 we, together with Saybrook, Wells Fargo and G&K, also filed an action in a Wisconsin federal court (the "Federal Action") seeking to enjoin the Tribal Action. On May 16, 2014 the Wisconsin federal court preliminarily enjoined the Tribal Parties from litigating the Tribal Action. The Tribal Parties have appealed the preliminary injunction to the Seventh Circuit Court of Appeals. In light of the Tribal Parties' appeal, the Tribal Action is stayed pending the resolution of the appeal. The appeal has been fully briefed by the parties, and is scheduled for oral argument before the Seventh Circuit Court of Appeals on April 9, 2015.

While there can be no assurance that we will be successful, based upon currently available information and review with outside counsel, we believe that we have meritorious legal and factual defenses to the matter, and we intend to vigorously defend the substantive claims as well as the procedural attempt to move the litigation to the Lac du Flambeau Tribal Court.

Lac Courte Oreilles Tribal Lawsuit

On December 13, 2012, the Lac Courte Oreilles Band of Lake Superior Chippewa Indians of Wisconsin (the "Tribe") filed a civil lawsuit against Stifel in the Tribe's Tribal Court (the "Tribal Lawsuit") arising from allegations concerning two series of taxable municipal bonds issued by the Tribe as a means of raising revenue to fund various projects, including the refinancing of two series of bonds the Tribe issued in 2003. After the denial of our motion to dismiss the Tribal Lawsuit and during the pendency of motions filed in Wisconsin federal court challenging the jurisdiction of the Tribal Court over the Tribal Lawsuit, in December 2014 we resolved all claims asserted by the Tribe in the Tribal Lawsuit.

NOTE 12 – Regulatory and Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1.0 million, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3).

At December 31, 2014, we had net capital of $369.6 million, which was 63.3% of aggregate debit items and $357.9 million in excess of our minimum required net capital.

NOTE 13 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. Awards under our company's incentive stock award plans are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as restated, (the "SWAP Plan") and the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The SWAP Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units of the Parent. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Additionally, the SWAP Plan allows our financial advisors who achieve certain levels of production, the option to defer a certain percentage of their gross commissions. As stipulated by the SWAP Plan, the financial advisors have the option to: 1) defer 4% of their gross commissions into stock units of the Parent with a 25% matching contribution and may elect to defer an additional 1% of their gross commissions into stock units of the Parent with a 25% matching contribution, or 2) defer up to 2% of their gross commissions in mutual funds, which earn a return based on the performance of index mutual funds as designated by our company or a fixed income option. The second deferral option does not include a company match. Financial advisors have no ownership in the mutual funds. Included in investments in the consolidated statement of financial condition at December 31, 2014 are investments in mutual funds of $18.1 million that were purchased by our company to economically hedge, on an after-tax basis, its liability to the financial advisors who choose to base the performance of their return on the index mutual fund option. At December 31, 2014, the deferred compensation liability related to the mutual fund option of $15.7 million is included in accrued compensation in the consolidated statement of financial condition.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a five to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Profit Sharing Plan

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 14 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2014, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $1.2 billion and the fair value of the collateral that had been sold or repledged was $39.2 million.

NOTE 15 – Related Party Transactions

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for several of our affiliates. These affiliates include KBW, Inc., Stifel Nicolaus Europe Limited, and Century Securities Associates, Inc. At December 31, 2014 amounts due to affiliates for these services was $69.1 million and is included in due to Parent and affiliates in the consolidated statement of financial condition. Additionally, due to Parent and affiliates includes $88.8 million for income taxes that were paid by the Parent on our company's behalf and stock-based compensation.

On a periodic basis, we may provide advances to affiliated companies. At December 31, 2014, we had a receivable from affiliates of $33.4 million for these advances.

At December 31, 2014, we have an intercompany loan with the Parent of $145.0 million, at a rate of 4.25%, which is included in short-term borrowings in the consolidated statement of financial condition. See note 7 for further discussion of our short-term borrowings.

During the year ended December 31, 2014, our Board of Directors authorized and paid dividends of $90.0 million to the Parent.

During 2014, we entered into an Agreement with Stifel Bank, a wholly-owned subsidiary of the Parent. At December 31, 2014, we had $95.0 million outstanding on our revolving credit facility, which is included in short-term borrowings in the consolidated statement of financial condition, and were in compliance with all covenants. See note 7 for further discussion of our short-term borrowings.

NOTE 16 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2014 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	117,413
Accrued expenses		22,990
Receivable reserves		1,743
Unrealized loss on investments		1,120
Investment and jobs creation credit		914
Net operating loss carryforwards		404
Other		43
	$	144,627
Deferred tax liabilities:		
Change in accounting method		(10,627)
Goodwill and other intangibles		(18,198)
Prepaid expenses		(2,695)
		(31,520)
Net deferred tax asset	**$**	**113,107**

We believe the realization of the net deferred tax asset is more likely than not based upon anticipated future taxable income. At December 31, 2013, we recorded a valuation allowance of $2.1 million to adjust the tax benefit of the "Investment and jobs creation credit" to the amount that we have determined is more likely than not to be realized. During the year ended December 31, 2014, the valuation allowance was removed as factors changed that make the realization of the deferred tax asset more likely than not.

Our net deferred tax asset at December 31, 2014 includes net operating loss carryforwards of $4.5 million, which expire between 2015 and 2027.

The current tax receivable, included in other assets, is $1.4 million as of December 31, 2014. The current tax payable, included in accounts payable and accrued expenses, is $1.8 million as of December 31, 2014.

Uncertain Tax Positions

As of December 31, 2014, the accrued interest and penalties was not material.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2008.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated statement of financial condition.

NOTE 17 – Variable Interest Entities

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have net assets of $260.5 million at December 31, 2014. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. In addition, our direct investment interest in these entities is insignificant at December 31, 2014.

For the entities noted above that were determined to be VIEs, we have concluded that we are not the primary beneficiary and therefore are not required to consolidated these entities. Additionally, for certain other entities we reviewed other relevant accounting guidance, which states the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either: (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause, or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are not met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

NOTE 18 – Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements were available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2015, the date the accompanying statement of financial condition was issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition.

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